UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

WORLDSTAR ENERGY, CORP.

________________________________________________________________________________
(Name of Issuer)

COMMON SHARES

________________________________________________________________________________
(Title of Class of Securities)

98159C 106

______________________________________
(CUSIP Number)

Bernhard J. Zinkhofer, Esq.
Lang Michener LLP
1500 Royal Centre
1055 West Georgia Street
P.O. Box 11117
Vancouver, B.C.
Canada V6E 4N7

(604) 689-9111

________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2007

________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98159C 106

1.        Names of Reporting Persons   JEWEL STAR GROUP LIMITED
           I.R.S. Identification Nos. of above persons (entities only).

2.        Check the Appropriate Box if a Member of a Group (See Instructions)
(a)       ☒
(b)       ☐

3.        SEC Use Only:

4.        Source of Funds (See Instruction):       SC

5.        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6.        Citizenship or Place of Organization: British Virgin Islands (the "BVI")

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.        Sole Voting Power:                 30,000,000

8.        Shared Voting Power:             NOT APPLICABLE

9.        Sole Dispositive Power:          30,000,000

10.      Shared Dispositive Power:      NOT APPLICABLE

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:          30,000,000

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):  ☐

           NOT APPLICABLE

13.      Percent of Class Represented by Amount in Row (11):         51.93%(1)

14.      Type of Reporting Person (See Instructions)           CO

Notes:

(1)   Based on 57,761,834 shares of common stock issued and outstanding as of August 14, 2007.

CUSIP No. 98159C 106

1.        Names of Reporting Persons   RICHARD (Thai Seng) TAY
           I.R.S. Identification Nos. of above persons (entities only).

2.        Check the Appropriate Box if a Member of a Group (See Instructions)
(a)       ☒
(b)       ☐

3.        SEC Use Only:

4.        Source of Funds (See Instruction):     SC

5.        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6.        Citizenship or Place of Organization: Chinese

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.        Sole Voting Power:                 30,000,000(1)

8.        Shared Voting Power:             NOT APPLICABLE

9.        Sole Dispositive Power:          30,000,000(1)(2)

10.      Shared Dispositive Power:      NOT APPLICABLE

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:               30,000,000(1)

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):   ☐

           NOT APPLICABLE

12.      Percent of Class Represented by Amount in Row (11):          51.93%(2)

14.      Type of Reporting Person (See Instructions)             HC

Notes:

(1)   These are the same securities being reported by Jewel Star Group Limited. ("Jewel Star") as a Reporting Person hereunder. As the sole stockholder of Jewel Star, Richard Tay has sole voting and dispositive power over shares of common stock owned by Jewel Star.

(2)   Based on 57,761,834 shares of common stock issued and outstanding as of August 14, 2007.

CUSIP No. 98159C 106

ITEM 1.          SECURITY AND ISSUER.

The statement relates to common shares without par value in the capital of Worldstar Energy, Corp., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1177 West Hastings Street, Suite 1901, British Columbia, Canada V6E 2K3.

ITEM 2.          IDENTITY AND BACKGROUND

A.        Name of Person filing this Statement:

This statement is filed by Jewel Star Group Limited and Richard Tay.

B.        Residence or Business Address:

Jewel Star Group Limited	Richard Tay
P.O. Box 957	2091, Gahood Villa
Offshore Incorporation Centre	Houshayu
Road Town, Tortola	Shunyi District
British Virgin Islands	101300 Beijing, China

C.        Present Principal Occupation and Employment:

Richard Tay's principal occupation is to act as a private investor. As the sole stockholder of Jewel Star, Mr. Tay has sole voting and dispositive power over shares of common stock owned by Jewel Star. Jewel Star is a holding company.

D.        Criminal Proceedings:

Neither Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.        Civil Proceedings:

Neither Reporting Person has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.        Citizenship:

Jewel Star is a BVI corporation. Richard Tay is a Chinese citizen who is resident in China.

CUSIP No. 98159C 106

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On August 14, 2007, the Issuer completed the Acquisition pursuant to the Share Purchase Agreement in consideration for the payment of US$1,360,000 in cash and the issuance of 30 million shares of the Issuer's common stock to Jewel Star.

ITEM 4.          PURPOSE OF TRANSACTION

The Acquisition

On February 12, 2007, the Issuer entered into a share purchase agreement (the "Share Purchase Agreement") with Jewel Star and National Base Investment Limited, a BVI company, ("National Base") in connection with the purchase by the Issuer of the one issued and outstanding share in the capital of National Base from Jewel Star (the "Acquisition"). The Issuer disclosed the Share Purchase Agreement and proposed transaction in our current report on Form 8-K filed with the Securities and Exchange Commission ("SEC") on February 16, 2007.

On August 14, 2007, the Issuer completed the Acquisition pursuant to the Share Purchase Agreement in consideration for the payment of US$1,360,000 in cash and the issuance of 30 million shares of the Issuer's common stock to Jewel Star.

In consideration of his services to the Issuer in connection with the Acquisition, at closing the Issuer issued 2,000,000 shares of restricted stock to Cheer Beauty Investment Ltd., a company controlled by Taj Mohammed.

Concurrent with the closing of the Acquisition the Issuer completed a private placement of 22 million shares of its common stock at a price of $0.25 per share, for gross proceeds of US$5.5 million. In connection with the private placement the Issuer paid finder's compensation consisting of 2,200,000 shares of its restricted stock.

The Issuer also issued 431,700 shares of its common stock to certain European and other investors in the Issuer, pursuant to the Issuer's settlement arrangements with them arising out of our failed transaction with the Issuer.

The Issuer also issued 500,000 shares of its common stock to a company controlled by the Issuer's director and CFO Michael Kinley, in satisfaction of US$179,705 owing to him by the Issuer for consulting fees accrued through September 30, 2006.

Upon completion of the Acquisition, the private placement, and the additional share issuances described above, the Issuer has a total of 57,761,834 shares of common stock issued and outstanding.

Through the Issuer's acquisition of National Base, the Issuer acquired an indirect 51% interest in 50 mineral exploration licenses located in the Bulgan province in northern Mongolia (the "Bulgan Licenses"). National Base owns 98% of Bulgan Gold Investment Ltd., a Hong Kong corporation which in turn owns 52% of Bulgan Gold (HK) Limited. The other 48% of Bulgan Gold (HK) Limited shares are owned as to 18% by Mr. Hady Hartanto, a Chinese businessman, and as to 30% by Mr. Radnaabazaar Bazar, a Mongolian businessman active in mineral exploration in Mongolia.

Bulgan Gold (HK) Limited owns 100% of Bulgan Gold LLC, a newly-formed Mongolian corporation. Bulgan Gold LLC owns 100% of the Bulgan Licenses, which it acquired from BulganAlt, LLC, a Mongolian company controlled by Radnaabazaar Bazar, in an arm's length transaction.

CUSIP No. 98159C 106

The Acquisition represented a change in control of the Issuer and the Issuer's primary business is now the exploration and, if warranted, the development of the Bulgan Licenses.

Upon the closing of the Acquisition the following persons held positions with the Issuer:
Richard Tay	President, Chief Executive Officer and a director
Michael W. Kinley	Chief Financial Officer, Secretary and a director

Registration Rights

The Issuer has granted to registration rights in respect of the shares.

Future Plans

Except as otherwise disclosed herein, the Reporting Persons do not have any current plans or proposals that relate to or would result in:

(a)        the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)        any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)        a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)        any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)        any material change in the present capitalization or dividend policy of the Issuer;

(f)        any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)        changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)        causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)        a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;

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(j)        the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; or

(k)        any action similar to any of those enumerated above.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

A.        Beneficial Ownership. Beneficial ownership of common shares of the Issuer by the Reporting Persons is calculated pursuant Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Under Rule 13d-3, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option, warrant or conversion right) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. Accordingly, the Reporting Persons are deemed to beneficially own 30,000,000 common shares which would constitute 51.93% of the outstanding common shares of the Issuer.

B.        Power to Vote and Dispose.

The Reporting Persons have the direct power to vote and direct the disposition of the shares of the Issuer held by the Reporting Persons as disclosed in Item 5.A.

C.        Transactions Within the Past 60 Days.

The Reporting Persons have not effected any other transactions in the Issuer's securities, including shares of the Issuer's common stock, within 60 days preceding the date hereof.

D.        Certain Rights of Other Persons.

Not applicable.

ITEM 6.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Persons have not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Persons subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

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ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.
Exhibit	Description of Exhibit
A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2007	WORLDSTAR ENERGY, CORP. /s/ Richard Tay ___________________________________ Richard Tay, President

EXHIBIT A

SCHEDULE 13D

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that the foregoing statement on Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: August 14, 2007	WORLDSTAR ENERGY, CORP. /s/ Richard Tay ___________________________________ Richard Tay, President